

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 4, 2009

Marc E. Knoller
Chief Executive Officer
CTM Media Holdings, Inc.
11 Largo Drive South
Stamford, CT 06907

>   **Re: CTM Media Holdings, Inc.**
>   **Form 10-12G/A**
>   **Filed September 4, 2009**
>   **File No. 000-53718**

Dear Mr. Knoller:

We have completed our review of your Form 10 and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Dov T. Schwell, Esq.
       Outside Counsel Solutions
       Via facsimile: (646) 328-1169

       Jillian Walsh, Esq.
       Outside Counsel Solutions
       Via Facsimile: (212) 221-5343